LUCIA


LUCIA

Good morning First name / friend , here is your August update:

We've been accepted **Techstars Baltimore Catalyst** powered by Stanley Black and Decker and we've **grown by +52.81%** in trailing 30 days Gross Profit. **Matthew Upchurch** also spoke about us in his **keynote speech** at Virtuoso Travel Week to 5,000 people. *Excited and proud is an understatement.*

Our Ask: We are racing towards a first close on our $1.5M priced round before we start Techstars beginning in October. 70% of the close target is soft-circled/hard-committed.

Reply "***interested***" if you want to see a term sheet.

As a reminder, **Lucia** is bringing the gig economy market to the hospitality & travel industry. We've built a community of businesses and hospitality workers alike who are looking for a new way of flexible work.

As we navigate the post-pandemic landscape, the recovery of the hospitality labor force has presented its challenges. We've found a win-win-win flexible work system that gives employees more autonomy and gives employers more options. (**see deck**)

Looking Ahead & Wins:

- **Sarah** is speaking at Princeton's Female Founded Conference
- **Grace** is speaking at Montecito Village Travel's Conference on a Best Practices Keynote Panel
- Starting **Techstars Catalyst** in Baltimore in early October
- First **closing** of our $1.5M priced round in early October
- We're over 50% of the way to **profitability** and grew +52.81% in trailing 30 days Gross Profit (**see data room**)
- **Matthew Upchurch, CEO of Virtuoso** gave us an epic shoutout at Virtuoso Travel Week to 5,000 ideal customers, sharing why they should consider using Lucia. (**see video here**)

Challenges:

- Our **onboarding flow** still needs work. We've been focused so heavily on fundraising and Virtuoso Travel Week that this is getting pushed to September.
- We need to **systematize** our sales and onboarding practices. It is taking us too much time to welcome on new customers. We plan to lean into our learnings at Techstars for this.

Metrics:

- Total August Income: $26,032

- Task Income: $21,324
    - Subscription Income: $4,708
- Churn Rate: 8.26%
- Average Purchase Value (APV): $81.96 per request
- Average Purchase Frequency (APF): 2 per month
- (**see data room for more**)

August Financials:

- Cash in the Bank (Sep 1): $101,469
- Gross Profit: $12,201
- Gross Burn: $24,431
- Net Operating Income: -$12,230.65
- Runway: 5 months

If you helped us with an intro, sent an article, or just checked in on us this past month, we're so so grateful. Thank you.

Cheers,
Grace McBride*, CEO of Lucia*


LUCIA

LUCIA

58 Arbor Field Way
Lake Grove, NY 11755, United States